LL 3.5

FORM 2290.1SSE



17016459 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49571

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Santander Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morrissey Boulevard Mail Code: MA1-MB2-03-17
(No. and street)

Dorchester (City) **MA** (State) **02125** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Snyder **617-379-4162** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave. (Address) **San Juan** (City) **PR** (State) **00918** (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2017
15 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD



OATH OR AFFIRMATION

I, Jonathan Snyder affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer

Signature

2/28/17
Date

CFO
Title

Notary Public


LAWRENCE A. CARTER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 20, 2023


Santander
SECURITIES

February 28, 2017

SEC Registration Branch
Mail Stop 831
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find enclosed Santander Securities LLC Annual Audit Report for the year ended December 31, 2016.

If you require any further information, feel free to contact me at (787) 759-5373.

Cordially,



Ana Rivera
VP Controller

Enclosures

#207 Ponce de Leon Ave. 4th Floor San Juan, PR 00917 Tel. 787-759-5330 Fax 787-759-5366


pwc

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

SEC I.D No. 8-49571

Financial Statements and Supplementary Information

December 31, 2016

Confidential treatment requested.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2016

This report contains:

X	Report of Independent Registered Public Accounting Firm	
X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X	Notes to Financial Statements	
X	g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
X	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h] (not applicable)
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements] (not applicable) (not applicable)
X	(l)	An Oath or Affirmation

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2016

X	(m)	Copy of the SIPC Supplemental Report (filed separately)
X	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately)
	(o)	Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act (not applicable)
	(p)	Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (not applicable)
	(q)	Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (not applicable)

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Index
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Oath or Affirmation (Form X-17A-5 Part III)

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6–15

Supplemental Schedules

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 16

Schedule II – Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 17

Exemption Report



Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

In our opinion, the accompanying statement of financial condition and the related statement of operations, statement of changes in member's equity and statement of cash flows present fairly, in all material respects, the financial position of Santander Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I and Schedule II is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the Schedule I and Schedule II are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2017

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E257026 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents (including $1,258,950 of deposits with affiliates)	$ 71,419,841
Deposit with clearing broker	100,000
Employee advances	4,708,773
Receivables (including $16,854 from affiliates) - Net of allowance for uncollectible amounts of $132,357	767,300
Furniture, equipment and leasehold improvements - Net of accumulated depreciation of $2,005,023	1,649,603
Prepaid expenses	1,080,668
	$ 79,726,185
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $2,581,991 to affiliates)	$ 11,264,750
Accrued contingencies	40,007,365
Total liabilities	51,272,115
Member's equity	28,454,070
	$ 79,726,185

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Statement of Operations

Year Ended December 31, 2016

Revenues	
Commissions	$ 54,667,206
Principal transactions - Net of gains and losses	(41,545)
Investment advisory fees	5,608,566
Interest and dividends (including $1,939 with affiliates)	11,298
Other Income (including $40,266 with affiliates)	1,418,314
Total revenues	61,663,839
Expenses	
Employee compensation and benefits	19,281,296
Networking agreement expenses with affiliates	42,346,734
Occupancy and equipment (including $796,832 with affiliates)	1,815,615
Clearance fees	2,525,552
Communications	970,058
Arbitration, restitution and rescission expenses	24,271,306
Professional services (including $1,287,578 with affiliates)	7,257,694
Other operating expenses (including $64,200 with affiliates)	6,096,379
	104,564,634
Loss before provision for income taxes	(42,900,795)
Income tax expense	-
Net loss	$ (42,900,795)

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2016

Member's equity at December 31, 2015	$ 24,060,660
Net loss	(42,900,795)
Member's contribution	45,000,000
Reversal of municipal taxes contingency (note 2)	2,294,205
Member's equity at December 31, 2016	$ 28,454,070

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$(42,900,795)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization on furniture, equipment and leasehold improvements	322,483
Amortization on prepaid software	62,482
Collection of employee advances	2,517,282
Amortization of employee advances	1,791,191
(Increase) decrease in operating assets	
Securities owned	248,118
Receivables	712,318
Other assets	97,242
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	18,458,292
Net cash used in operating activities	(18,691,387)
Cash flows from investing activities	
Sale of furniture, equipment and leasehold improvements	33,275
Purchase of furniture, equipment and leasehold improvements	(99,294)
Net cash used by investing activities	(66,019)
Cash flows from financing activities	
Member's contribution	45,000,000
Net cash provided by financing activities	45,000,000
Net increase in cash and cash equivalents	26,242,594
Cash and cash equivalents	
Beginning of year	45,177,247
End of year	$ 71,419,841
Supplemental cash flow disclosures	
Interest paid during the year	$ 6,523

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC), a Puerto Rico entity, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company uses Pershing LLC as the clearing broker for all its brokerage transactions. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC.

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA), an affiliate of SSLLC and subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank's customers and others in nine states of the United States of America.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish an U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result, during 2016 the Company's immediate parent company changed from Santander BanCorp in Puerto Rico to SHUSA.

2. Summary of Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry.

Summary of the Company's most significant accounting policies:

Estimates
In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. The most significant of such estimates is the Company's accrued arbitration expenses (note 11). Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Employee Advances
The Company makes advances to certain registered representatives as part of their contractual employment. The original contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Receivables
Accounts receivables are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

Furniture, Equipment, and Leasehold Improvements
Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Due From/to Clearing Broker
The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades. At December 31, 2016, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Income Taxes
The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Municipal Tax Contingency
On December 11, 2013, SSLLC sold its membership interest in Santander Asset Management LLC (SAM) to an affiliate. Transaction was recorded in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) No. 805, *Business Combinations*, which requires transactions between entities under common control to be recorded through equity. The gain that resulted from the sale of SAM was recorded and presented as an increase in member's equity in the December 31, 2013 statement of changes in member's equity, net of the applicable taxes.

As of December 31, 2013, the Company reported $2,294,205 of municipal license tax related to this transaction as an accrued liability. Management filed a motion with the municipality of Guaynabo to dismiss such tax as they believed that the sale of SAM did not meet the requirements of transactions that are subject to it. On March 14, 2016, the municipality of Guaynabo formally informed the Company they were dismissing the amount due, and consequently management reduced the accrued amount, reversing the effect of the original transaction and increasing the member's equity in the December 31, 2016 statement of changes in member's equity.

Commissions
Commissions and related expenses are recorded on a trade-date bases as securities transactions occur.

Principal Transactions
Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Interest Income
Interest income on securities is recognized under the interest rate method, which produces a constant yield over the term of each security.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers.* This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, *Revenue Recognition.* This amendment clarifies the principles for recognizing revenue from contracts with customers, except for contracts involving financial instruments. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the original effective date of ASU 2014-09 by one year, to fiscal years beginning after December 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that these ASUs will have on the SSLLC's financial statement.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This amendment requires management to assess an entity's ability to continue as a going concern at each annual and interim reporting period, and requires additional disclosures in certain circumstances. This amendment is effective for fiscal years ending after December 15, 2016. Management has adopted and implemented a process to address this amendment.

In February 2016, the FASB issued ASC 842, *Leases.* The standard requires lessees to reflect virtually all leases on their balance sheet. The FASB's standard is effective for public companies, certain not-for-profits, and benefit plans for interim and annual reporting periods beginning after December 15, 2018 (private companies have an additional year). Entities are required to adopt the standard using a modified retrospective transition approach, which requires application of the new guidance at the beginning of the earliest comparative period presented in the year of adoption. Early adoption is permitted. The Company is currently assessing the impact that these ASUs will have on the SSLLC's financial statement.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2016 evaluation, management has considered that the Company has incurred a net loss and has negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2016. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander BanCorp in Puerto Rico and Santander Bank NA, both of which are wholly owned subsidiaries of SHUSA.

The Company will continue as a going concern despite recurring losses which may impact SSLLC's capital, as SHUSA has agreed to provide the capital necessary to SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. As of December 31, 2016, the Company has received capital contributions of $15 million and $30 million from Santander Bancorp and SHUSA, respectively, both of which were parent company during the year as disclosed in note 1.

4. Employee Advances

Employee advances amounted to $4,708,773 at December 31, 2016. Loan repayments forgiven during the year ended December 31, 2016, amounted to $2,070,229, of which $777,089 was expensed during the same year (the remaining $1,293,139 were expensed during the previous year). During the year ended December 31, 2016, the Company also recognized as employee compensation expense $1,014,102 of balances to be forgiven during 2017 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years ending December 31,	
2017	$ 1,439,176
2018	1,244,731
2019	1,016,160
2020	684,967
	4,385,034
Plus: Principal balance of former employees	1,337,841
Less: Principal balance expensed during 2016 to be forgiven in 2017 at each employee's anniversary date	(1,014,102)
	$ 4,708,773

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2016, are as follows:

Furniture and equipment	$ 1,670,993
Leasehold improvements	1,983,633
Total furniture, equipment and leasehold improvements	3,654,626
Less: Accumulated depreciation and amortization	(2,005,023)
Furniture, equipment and leasehold improvements - net	$ 1,649,603

The estimated useful lives of furniture and equipment range between three and five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

Depreciation expense recorded during the year ended December 31, 2016, amounted to approximately $322,575.

6. Receivable From Clearing Broker

Receivable from clearing broker at December 31, 2016 are as follows:

Due from clearing broker - unsettled transactions	$2,476,975
Due to clearing broker - unsettled transactions	(2,476,975)
Due from clearing – commissions	9,043
Receivable from clearing broker – net	$ 9,043

7. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. During 2016, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in November 2019 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the gross revenues resulting from BSI customer referrals and will commence once SSLLC gross revenues exceeds the breakeven point as defined in the agreement. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. There are no referral fee expenses related to this agreement for the year ended December 31, 2016.

During 2016, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in nine states of United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in September 2017 and requires monthly lease payments. Lease payments to SBNA will be paid on the basis of a 97% of commission income net of certain expenses and other charges stipulated in the agreement. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $42,346,734 for the year ended December 31, 2016 of which approximately $2,582,000 remain payable as of December 31, 2016.

During 2016, SSLLC maintained an agreement with Services and Promotions Miami LLC, an affiliate entity, to lease part of its office space. This agreement ends in December 2024 and requires SSLLC to pay fixed monthly fees of $30,393, plus taxes and operating expenses. Expenses related to this agreement amounted to approximately $412,000 for the year ended December 31, 2016 of which no payable balance exists as of December 31, 2016.

During 2016, SSLLC maintained an agreement with Banco Santander Puerto Rico to lease part of its office space. This agreement ends in December 2017. The agreement requires SSLLC to pay fixed monthly fees of $28,986 plus operating expenses. Expense related to this agreement amounted to approximately $385,000 for the year ended December 31, 2016 of which approximately $16,800 remain payable as of December 31, 2016.

During 2016, SSLLC maintained an agreement with SHUSA, Inc. to provide payroll processing, HR data administration, benefit program administration and reporting ADP information to employees. This agreement ends in December 2017. The agreement requires SSLLC to pay quarterly fees of $772 per employee for which SHUSA processes its payroll. Expense related to this agreement amounted to approximately $169,000 for the year ended December 31, 2016 of which no payable balance exists as of December 31, 2016.

8. Income Taxes

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 39%.

The Company is also subject to states and federal income tax on its U.S. source income. However, the Company had a net taxable loss in the states and federal U.S. source income during the period ended December 31, 2016.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized. At December 31, 2016, the Company has recognized a deferred tax asset and a valuation allowance amounting to $47,352,348 related to its Puerto Rico operations as follows:

Deferred tax assets	
Net operating loss carry-forward	$ 31,416,836
Accrued expenses	15,863,902
Other	71,610
	47,352,348
Less: Valuation allowance	(47,352,348)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management's evaluation. After weighting of all positive and negative evidence, management concluded that is more likely than not that the Company will not be able to realize any portion of the deferred tax asset and a valuation was established.

At December 31, 2016, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2016, the years 2012 through 2015 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2016, the years 2013 through 2015 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

9. Net Capital Requirements

As a register broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2016, the Company had net capital, as defined, of $19,616,491 which was $19,366,491 in excess of its required net capital of $250,000.

10. Clearance Agreements and Guarantees

Under the terms of the Agreement with Pershing LLC, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. At December 31, 2016, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Clearing Broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2016, the Company did not pay any amounts related to these guarantees.

11. Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has outstanding customer complaints and is named as a respondent (among other broker-dealers) in 142 arbitration proceedings with aggregate claimed damages of approximately $184 million, including 13 cases with co-defendants. At December 31, 2016, the Company has recognized an accrual amounting to approximately $40 million related to potential losses as a result of any unfavorable outcomes regarding such arbitration proceedings. The view of management and legal counsel is that the Company has meritorious defenses to the claims asserted.

The Government's announcement regarding its inability to pay its debt and intention to pursue a comprehensive debt restructuring, together with the market reaction to it, may increase the number of claimed damages against the Company concerning Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds.

Puerto Rico Oversight, Management and Economic Stability Act (PROMESA) was passed in late summer 2016 to provide a method to achieve government's fiscal responsibility and access to the capital markets. Although the creation of the Board under PROMESA is promising, there is also uncertainty on how they will work with the new elected Governor and steps that they may take that impact the underlying bonds and losses that customers experience.

The Company has determined that an unfavorable outcome is reasonably possible, however the amount of the possible loss cannot be reasonably estimated due to uncertainty on the amount of additional claims and the probability of unfavorable outcome.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

On September 12, 2016, a class action complaint was filed in the Court of First Instance of the Commonwealth of Puerto Rico against Banco Santander S.A., Santander BanCorp, Santander Securities LLC, and Santander Asset Management, alleging breaches of fiduciary duty and breaches of the duty of good faith. While this allegation is at an early stage of litigation and the outcome is currently not determinable, management does not expect that the ultimate outcome of these matters will have a material adverse effect on SSLLC's financial position or result in a material adverse change in net assets.

12. Commitments

The Company leases office space under two operating lease agreements, which expire in December 2017 and December 2024, respectively. Rent expense charged to operations related to these leases amounted to $796,832 in 2016. The future minimum lease payments under the noncancelable operating leases at December 31, 2016, are as follows:

	Minimum Payments
December 31,	
2017	$ 723,468
2018	364,716
2019	364,716
2020	364,716
2021	364,716
Thereafter	1,094,148
	$ 3,276,480

13. Employee Benefit Plan

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in 2016. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in 2016 of approximately $235,000. The Company's contribution becomes 100% vested once the employee attains one year of service.

14. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2016 through February 28, 2017, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.

Supplemental Schedules

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 — Schedule I

December 31, 2016

Computation of Net Capital	
Total member's equity from statement of financial condition	$ 28,454,070
Deduct: Member's investment not allowable for net capital	-
Total member's investment qualified for net capital	28,454,070
Add: Allowable subordinated borrowings	-
Other deductions or allowable credits - investment in subsidiary	-
Total member's investment and allowable subordinated liabilities	28,454,070
Deductions and/or charges	
Total nonallowable assets	8,829,959
Other deductions and/or charges	7,620
Total deductions and/or charges	8,837,579
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	19,616,491
Haircuts on WDFSDF	
Contractual commitments	-
Subordinated debt	-
Exempt investment securities	-
Debt securities	-
Other securities	-
Undue concentration	-
Other	-
	-
Net capital	$ 19,616,491
Net capital requirement	$ 250,000
Net capital	19,616,491
Excess net capital	$ 19,366,491
Nonallowable assets	
Securities and other investments not readily marketable	$ 500,000
Employee advances	4,708,773
Furniture, equipment, and leasehold improvements	1,649,603
Receivables and other assets	1,971,583
Total nonallowable assets	$ 8,829,959

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

Note: There are no material differences between the preceding audited computation of net capital and the amended FOCUS filed on February 28, 2017 corresponding schedules in the Company's unaudited December 31, 2016, Form X-17A-5, Part II-A filing.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 **Schedule II**

December 31, 2016

Santander Securities LLC has entered into a clearing agreement (the "Agreement") with Pershing LLC ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragragh (k)(2)(ii) of the Rule.



Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

We have reviewed Santander Securities LLC's (the "Company") assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2017

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E257028 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Santander Securities LLC's Exemption Report

Santander Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Santander Securities, LLC

I, Jonathan Snyder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Title: Chief Financial Officer
February 28, 2017


pwc

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Procedures on General Assessment Reconciliation (Form SIPC-7)

December 31, 2016



Report of Independent Accountants

To the Administration Committee and Member of
Santander Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Santander Securities LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Santander Securities LLC for the year ended December 31, 2016, solely to assist the specified parties in evaluating Santander Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Santander Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Item 2B was compared to the payment dated 8/1/16, reference number 02376 in the amount $26,361. Item 2F was compared to the payment dated 2/27/2017, reference number 01471 in the amount of $23,611. We found no difference.

2. Compared the Total Revenue amount reported on page 2, line 9 of the audited Form X-17A-5 for the year ended December 31, 2016 to the Total revenue amount of $61,663,839 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016. We found no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions on line 2b(2), net loss from principal transactions in securities in trading accounts, of $41,545 to the General Ledger. We found no difference.

   b. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $41,703,083 to the "Supplemental Statement of Income" detail for the year ended 12/31/2016, provided by Ana Rivera, Controller. We found no difference.



c. Compared deductions on line 2c(8), other revenue not related either directly or indirectly to the securities business, of $6,991 to the General Ledger. We found no difference.

d. Compared deductions on line 2c(9)(i), total interest and dividend expense but not in excess of total interest and dividend income, to the FOCUS (Line 22/Part IIA Line 13, Code 4075) plus line 2b(4) of Form SIPC-7, of $6,523. Furthermore, we agreed this amount to the General Ledger. We found no difference.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the Total Deductions on page 2 of $41,716,597. We found no difference.

   b. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d of $19,888,787 and the General Assessment @ .0025 on page 2, line 2e of $49,972. We found no difference.

   c. Recalculated the mathematical accuracy of the assessment balance due on page 1, line 2D of $23,611. We found no difference.

   d. Recalculated the mathematical accuracy of the "Supplemental Statement of Income" detail as a support for line 2c(1). We found no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and Administration Committee of Santander Securities LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2017

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E257029 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Santander Securities